Exhibit (a)(1)(E)

1001 Brickell Bay Drive

Suite 3000

Miami, Florida 33131

June 11, 2003

Dear option holder:

I am happy to announce that we are offering eligible associates the opportunity to receive restricted stock units in exchange for all eligible options granted under the Answerthink, Inc. 1998 Stock Option and Incentive Plan. Eligible options are defined as options to purchase shares of Answerthink’s common stock having an exercise price of $2.80 or more.

You are eligible to participate in the Offer if you (i) hold Eligible Options, (ii) are an active employee of, or on an approved leave of absence from, Answerthink or one of its subsidiaries on both the date hereof and the Expiration Date (iii) are a senior director, a managing director or an executive officer of Answerthink, and (iv) will have been an employee of Answerthink for at least one year as of July 4, 2003.

You must choose to tender (surrender) all or none of your eligible unexercised stock options.

You will receive one restricted stock unit for each eligible option that you tender pursuant to this offer.

You will not be required to pay cash for the restricted stock units you receive or the shares of common stock you receive upon the vesting of the restricted stock units. However, when your restricted stock units vest, we expect to utilize a portion of the shares otherwise distributable to you to satisfy your withholding tax obligation.

If you properly tender eligible options and we accept all options tendered, the grant of the restricted stock units will be effective as of the expiration date, currently expected to be July 14, 2003. The restricted stock unit agreement between you and us will evidence your award of restricted stock units. As the restricted stock units vest in accordance with the terms and conditions of the agreement, the shares of common stock relating to the vested portion of the restricted stock units will be distributed to you by electronic deposit into a book entry account for you with our transfer agent (less any shares withheld to satisfy your withholding tax obligations).

You must be an employee of Answerthink from the date you tender options through the date we grant the restricted stock units in order to receive the restricted stock units. If you do not remain an employee until the expiration date of the offer, your participation in the offer will be automatically cancelled and you will not receive any restricted stock units. In this case, your eligible options will be treated as if they had not been tendered, and your eligible options will remain outstanding on their existing terms and conditions, subject to the applicable termination provisions contained in the existing stock option award agreements between you and Answerthink.

So long as you remain employed with Answerthink or its subsidiaries, the restricted stock units will vest in three installments over a four-year period with fifty percent (50%) vesting on July 14, 2005, twenty-five percent (25%) vesting on July 14, 2006, and twenty-five percent (25%) vesting on July 14, 2007. Even if your options are currently vested, the Restricted Stock Units you receive will be subject to vesting over this four-year period.

The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision on whether to tender your options.

This offer is being made under the terms and subject to the conditions of an Offer to Exchange, a related Letter of Transmittal, and a Restricted Stock Unit Agreement, which are enclosed with this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender all or any portion of your options. To tender options, you will be required to properly complete and return to us the Letter of Transmittal and Restricted Stock Unit Agreement by the expiration date of the offer. After the expiration of the offer and upon acceptance of your tendered options, we will countersign the Restricted Stock Unit and send it back to you.

Also enclosed with this letter is a Schedule B, which is a detailed report of all of your current option grants. Please review this carefully when deciding whether or not to tender your grants. The column from which you should obtain your information regarding the number of unexercised options, vested and unvested, is the column entitled “Outstanding Options.”

If you have any questions about the offer, please contact Diane Tuccito at (404) 682-2444.

We thank you for your continued efforts on behalf of Answerthink, Inc.

Sincerely,

Ted A. Fernandez

Chairman and Chief Executive Officer

Enclosures